AH 8/9/2004

SO 8/9/04

04019511

**SECUR[illegible] COMMISSION**
**Washington, D.C. 20549**

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53627 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROADMARK CAPITAL, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D.NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 UNIVERSITY ST, STE 2800

| SEATTLE | WA | 98101 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH L. SCHOCKEN (206) 623-1200
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN, PLLC
(Name – *if individual, state last, first, middle name*)

| 601 UNION ST, STE 2300 | SEATTLE | WA | 98101 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

**Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AH 8/9/2004

# OATH OR AFFIRMATION

I, JOSEPH L. SCHOCKEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROADMARK CAPITAL, LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SAMANTHA B. LIN
STATE OF WASHINGTON
NOTARY — • — PUBLIC
MY COMMISSION EXPIRES 01-05-08

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

## INDEPENDENT AUDITORS' REPORT

To the Member
Broadmark Capital, LLC
Seattle, Washington

We have audited the accompanying statement of financial condition of Broadmark Capital, LLC as of December 31, 2003, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadmark Capital, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

January 27, 2004



Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

**BROADMARK CAPITAL, LLC**

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 231,779 |
| Accounts receivable | | 154,822 |
| Receivable from related party | | 8,865 |
| Note receivable | | 25,000 |
| Prepaid expenses | | 15,405 |
| Property and equipment, at cost, net of accumulated depreciation of $28,530 | | 40,760 |
| Deposits | | 34,066 |
| | $ | 510,697 |

| | | |
|---|---|---|
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| Liabilities | | |
| Accounts payable | $ | 70,018 |
| Payable to related parties | | 113,162 |
| Subordinated note payable to related parties | | 81,600 |
| Total liabilities | | 264,780 |
| Member's Equity | | 245,917 |
| | $ | 510,697 |

See Notes to Financial Statements

**BROADMARK CAPITAL, LLC**

STATEMENT OF INCOME

For the Year Ended December 31, 2003

| | |
|---|---|
| Revenues | |
| Fee income | $ 1,451,606 |
| Interest | 663 |
| | 1,452,269 |
| Expenses | |
| Wages | 602,244 |
| Professional fees | 201,658 |
| Rent | 184,098 |
| Regulatory and trading fees | 26,089 |
| Payroll taxes and benefits | 90,656 |
| Telephone | 22,009 |
| Interest | 8,360 |
| Travel and entertainment | 38,850 |
| Office expense | 44,595 |
| Advertising | 21,742 |
| Auto expense | 20,879 |
| Dues and subscription | 4,188 |
| Repair and maintenance | 5,611 |
| Postage | 5,084 |
| Local taxes | 4,773 |
| Education | 4,627 |
| Depreciation | 12,863 |
| Bad debt expense | 65,108 |
| Loss on securities transactions | 99,250 |
| Other | 5,695 |
| | 1,468,379 |
| **Net loss** | **$ (16,110)** |

See Notes to Financial Statements

**BROADMARK CAPITAL, LLC**

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2003

| | | |
|---|---|---|
| Balance, December 31, 2002 | $ | 228,332 |
| Contributions | | 528,167 |
| Withdrawals | | (494,472) |
| Net loss | | (16,110) |
| Balance, December 31, 2003 | $ | 245,917 |

See Notes to Financial Statements

# BROADMARK CAPITAL, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

| | | |
|---|---|---|
| Cash Flows from Operating Activities | | |
| Net loss | $ | (16,110) |
| Adjustments to reconcile net loss to cash flows from operating activities | | |
| Depreciation | | 12,863 |
| Loss on securities transactions | | 99,250 |
| Securities received as fee income | | (125,000) |
| Change in operating assets and liabilities | | |
| Accounts receivable | | (19,116) |
| Receivable from related party | | (8,864) |
| Prepaid expenses and deposits | | (2,604) |
| Accounts payable | | 49,528 |
| Payable to related parties | | 113,162 |
| Net cash flows from operating activities | | 103,109 |
| Cash Flows from Investing Activities | | |
| Loans to customer | | (25,000) |
| Cash Flows from Financing Activities | | |
| Member capital contributions | | 528,167 |
| Member capital withdrawals | | (402,000) |
| Net cash flows from financing activities | | 126,167 |
| **Increase in cash** | | **204,276** |
| Cash and cash equivalents, beginning of year | | 27,503 |
| Cash and cash equivalents, end of year | $ | 231,779 |

**Supplemental Schedule of Cash Flows Information**

Interest paid on a cash basis was $8,360 in 2003.

During 2003, warrants and restricted stocks with fair market values of $90,225 and $2,247, respectively, were transferred to the Company's parent as member withdrawals. This is a non-cash financing transaction.

See Notes to Financial Statements

## NOTES TO FINANCIAL STATEMENTS

### Note 1. Organization and Significant Accounting Policies

**Organization**

Broadmark Capital, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company has offices in Seattle and New York. As an LLC, the liability to the owner is generally limited to amounts invested into it.

The Company's fee income is earned by locating investors for companies and performing other business advisory services. Approximately 68% of fee income was earned from three companies in 2003.

**Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

**Cash and Cash Equivalents**

Cash and cash equivalents includes cash in banks. The Company regularly has deposits in excess of federally insured limits.

**Accounts Receivable**

Accounts receivable represent advances of expenses to current and potential customers, and are stated at their principal balances. Approximately 55% of the accounts receivable is due from one company. The Company uses the allowance method to recognize accounts receivable that may not be collectible. Management regularly reviews all accounts and determines which are past due. The allowance, as estimated, is $23,756 at December 31, 2003. Any amounts that would be written off are charged against the allowance.

**Property and Equipment**

Depreciation of property and equipment is recognized on the straight-line basis over the estimated lives of the assets.

**Advertising**

Advertising costs are expensed as incurred.

## Income Taxes

The Company is a Limited Liability Company ("LLC") and is not taxed at the reporting level. Instead, its items of income, loss, deduction and credit are passed through to its member owner.

**Note 2. Receivable from Related Party**

The Company has a receivable from an entity which is partly owned by an officer of the Company. The receivable does not bear interest and does not have an established due date.

The Company also pays various office expenses each month on behalf of the entity, and is reimbursed upon billing. The total expenses reimbursed by the related party were $80,040 in 2003.

**Note 3. Note Receivable**

The Company has a $25,000 note receivable secured by all assets of the debtor and due on demand. Interest accrues at 8%. This balance represents a one-third interest in a $75,000 note receivable. The remaining interests in the note receivable are owned by related parties.

**Note 4. Payable to Related Parties**

The Company has an amount payable to a member and an officer of the Company. The note is unsecured, bears no interest, and is expected to be paid within a year. Subsequent to the year-end, $100,000 of the payable was repaid to the member.

**Note 5. Subordinated Notes Payable to Related Parties**

The subordinated notes payable are due to an officer of the Company ($15,000) and the Company's owner ($66,600). The notes are unsecured and bear interest at 10%. They are due on April 30, 2005, and are subordinated to all other claims of creditors. Interest expense incurred on these notes in 2003 was $8,360.

## Note 6. Operating Lease

The Company leases two offices under noncancelable operating leases. The following is a schedule of future minimum rental payments required under the leases for the years ending December 31:

| | | |
|---|---|---|
| 2004 | $ | 151,935 |
| 2005 | | 133,001 |
| 2006 | | 88,410 |
| 2007 | | 93,612 |
| 2008 | | 70,209 |

## Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $12,212. At December 31, 2003, the Company had computed net capital of $48,400, which was in excess of the required net capital level by $36,188. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 3.78 to 1.

SUPPLEMENTARY INFORMATION

## BROADMARK CAPITAL, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2003

### COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Member's equity | | $ 245,917 |
| Liabilities subordinated to claims of general creditors | | 81,600 |
| Deductions | | |
| Unsecured receivables from noncustomers | $ 179,822 | |
| Receivable from related party | 8,865 | |
| Prepaid expenses | 15,405 | |
| Equipment | 40,759 | |
| Deposits and other | 34,266 | (279,117) |
| Net capital | | 48,400 |
| Minimum net capital | | 12,212 |
| Excess net capital | | $ 36,188 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Accounts payable and payable to related parties per financial statement | $ 183,180 |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater) | $ 12,212 |
| Percentage of aggregate indebtedness to net capital | 378% |
| Ratio of aggregate indebtedness to net capital | 3.78 to 1 |

Broadmark Capital, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

# BROADMARK CAPITAL CORPORATION

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2003

| | | |
|---|---|---|
| Net capital per the broker's unaudited Focus Report, Part IIA | $ | 84,319 |
| Adjustments | | |
| Increase in legal expenses due to audit adjustments | | (35,919) |
| Net capital as audited | $ | 48,400 |

**BROADMARK CAPITAL CORPORATION**

SCHEDULE III
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2003

| | | |
|---|---|---|
| Balance, December 31, 2002 | $ | 81,600 |
| Loans/Repayments | | - |
| Balance, December 31, 2003 | $ | 81,600 |

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
Broadmark Capital, LLC
Seattle, Washington

In planning and performing our audit of the financial statements and supplemental schedules of Broadmark Capital, LLC for the year ended December 31, 2003, we considered its internal control, including internal control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Broadmark Capital, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Broadmark Capital, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Broadmark Capital, LLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Broadmark Capital, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with



Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

reasonable, but not absolute assurance that assets for which Broadmark Capital, LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Broadmark Capital, LLC's practices and procedures were adequate at December 31, 2003, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the use of the Broadmark Capital, LLC management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specific parties.

Peterson Sullivan PLLC

January 27, 2004